June 29, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE, Mailstop 4561

Washington, D.C. 20549

Attn:  Scott Stringer, Accountant

Re:	Augmedix, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 31, 2021
File No. 0-56036

Dear Mr. Stringer:

We have reviewed the Staff’s letter dated June 14, 2021, regarding the Company’s Annual Report on Form 10−K for the year ended December 31, 2020 (the “Form 10-K”) and have prepared the following response to your comment. For ease of reference, we have reproduced the Staff’s comment in its entirety below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits 31.1 and 31.2

1.	Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting as shown in Item 601(b)(31) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and notes in response that the Company filed the incomplete certifications due to an administrative oversight. The Company will file an amendment to its Form 10-K to include paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K in Exhibits 31.1 and 31.2 to the Form 10-K. The Company will also file an amendment to its Form 10-Q for the quarter ended March 31, 2021 to include paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K in Exhibits 31.1 and 31.2 to such Form 10-Q. The Company will take steps in the future to ensure that the correct form of certification is filed in future periodic reports.

If you have any further questions, you can contact the undersigned at 1-646-591-4060 or paul@augmedix.com.

Sincerely,

/s/ Paul Ginocchio
Paul Ginocchio
Chief Financial Officer